International Assets Advisory, LLC

390 N. Orange Ave., Suite 750

Orlando, FL 32801

June 29, 2016

BY EDGAR AND EMAIL

Rahul Patel, Staff Attorney

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:                             CIM Commercial Trust Corporation

Registration Statement on Form S-11, as amended File No. 333-210880

Dear Mr. Patel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins CIM Commercial Trust Corporation in requesting that the effective date of the above-referenced Registration Statement on Form S-11 be accelerated and that such Registration Statement be accelerated so that it will be declared effective at 4:00 PM Eastern Time on July 1, 2016, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that between April 22, 2016, which was the original filing date of the above-referenced Form S-11 and through the date of this request for acceleration, the undersigned has not distributed to institutions or others any copies of the Preliminary Prospectus dated April 22, 2016.

Very truly yours,

INTERNATIONAL ASSETS ADVISORY, LLC

/s/ Edward Cofrancesco
Edward Cofrancesco
Chief Financial Officer